Exhibit 99.1

GDEV Announces Global Release Of Its Casual Game Island Hoppers

October 27, 2023 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”), announces the global release of its game Island Hoppers (formerly known as Island Questaway) following the successful completion of its soft launch.

During the soft launch period that started in November 2021, the game exhibited remarkable growth, accumulating over $30 million in bookings and more than 12 million downloads worldwide. It already placed 7th in the Farming games category by revenue and is now ranked 5th in terms of downloads1.

Island Hoppers is now entering a scaling phase, with increased marketing investments expected to fuel revenue and player base growth. As of September 2023, it is enjoyed by over 1 million players monthly.

Following the positive experience of running other GDEV games on the web platforms, we have also introduced a browser version of Island Hoppers together with the direct-to-consumer webshop. This will help render a seamless gaming experience while reducing payment commissions and enhancing user acquisition effectiveness.

Island Hoppers also actively supports the UN environmental agenda. In 2023, the game participated in the Green Game Jam, organized by a United Nations organization targeted on the promotion of ecological agenda.

Island Hoppers is available at AppStore and Google Play or by a direct link.

For more information about the Island Hoppers game please visit Nexters website.

About GDEV

GDEV is a gaming and entertainment company, focused on growing and enhancing its portfolio of studios. With a diverse range of subsidiaries including Nexters, Cubic Games and Dragon Machines among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D, Throne Rush and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc

Contacts

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

1 September 2023, AppMagic data

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2022 Annual Report on Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.